BY EDGAR AND FEDEX
September 23, 2015
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Re.    Insulet Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 12, 2015
File No. 001-33462

Dear Mr. Cascio:

Set forth below are the responses of Insulet Corporation (“Insulet” or the “Company”) to the Staff’s letter of comment, dated August 27, 2015 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarterly period ended June 30, 2015. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Mr. Brian Cascio
September 23, 2015

Form 10-K for Fiscal Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Fiscal Years Ended December 31, 2014, 2013 and 2012
Revenue, page 38

1.	We see from your earnings calls and website that you quantify revenues from domestic and foreign sales of the OmniPod system, Neighborhood Diabetes and drug delivery.

•
In future filings to enhance an investor’s understanding of the trends in your sources of revenue please also include and discuss similar revenue information in MD&A. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response
We respectfully acknowledge the Staff's comment and, in future filings, we will include quantification and discussion in our MD&A related to our revenues from domestic and foreign sales of the OmniPod system, Neighborhood Diabetes and drug delivery.

2.
With respect to the OmniPod system, you disclose that the system is comprised of a disposable insulin infusion OmniPod device and a hand-held Personal Diabetes Manager. We also note that the disposable device is worn for up to three days and then replaced.

•
Please quantify for us relative revenues recognized from sales of the two components of the OmniPod system, and revise this section in future filings to provide a discussion of the relative significance of revenues derived from the two components of your system. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response
We respectfully acknowledge the Staff's comment.  With respect to the OmniPod system, in the year ended December 31, 2014, more than approximately 95% of system revenues were from stand-alone sales of the OmniPod device.  The remaining amount, which represents less than approximately 5% of system revenues, was attributable to sales of the Personal Diabetes Manager (PDM) and other accessories (which accessories are typically packaged together with the PDM and sold collectively, not separately). Due to the relative insignificance of revenues attributable to the PDM, we do not believe the relative revenue between the OmniPod device and the PDM is meaningful to identifying or understanding trends or uncertainties that would have a material impact on our revenues, and having reviewed the guidance in Item 303(a)(3)(ii) of Regulation S-K, we determined no additional disclosure was warranted.

3.
We see that you describe the growth in revenues between 2012 and 2013 and between 2013 and 2014 with a general statement that growth in revenues was mainly due to continued adoption of the OmniPod system. However, in your earnings calls you address matters such as new patient starts, the size of the patient base, growth in particular categories of the patient base and growth outside of the United States.

•
Please revise future filings to provide a similar discussion of the reasons for the revenue growth from the OmniPod system as well as the metrics and factors you consider in assessing its continued adoption. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response
We respectfully acknowledge the Staff's comment and as suggested by the Staff, in future filings we will expand our discussion in MD&A to include reasons for changes in revenue from the OmniPod system as well as the metrics and factors we consider in assessing its continued adoption, including growth in new patient starts, estimated changes in our patient base and growth outside the United States, where applicable.

4.
We see that your overall gross margin improved from 45% in 2013 to 50% in 2014. It also appears from your 2014 fourth quarter earnings call that the gross margin of the domestic OmniPod business may significantly exceed those of your OmniPod business outside of the United States and Neighborhood Diabetes.

Mr. Brian Cascio
September 23, 2015

•
In future filings, please revise MD&A to include a discussion of the period over period changes in your gross margins and the underlying factors that resulted in these changes. Refer to Item 303(a)(3) of Regulation S-K.

Response
We respectfully acknowledge the Staff's comment and as suggested by the Staff, in future filings we will revise our discussion in MD&A to include period over period changes in our gross margins as well as the underlying factors.

Item 8. Consolidated Financial Statements
Note 13. Equity, page F-25

5.	Under your discussion of stock options on page F-26 you provide a definition of expected volatility.

•	In future filings, please also state how you actually estimate expected volatility. Refer to FASB ASC 718-10-50-2f.

Response
As suggested by the Staff, in future filings we will state how the Company estimates expected volatility. Specifically, we will include that our expected volatility is computed over expected terms based upon the historical volatility of the Company's stock.

Note 15. Income Taxes, page F-29

6.
Please tell us your consideration of the guidance from Rule 4-08(h)(1)(i) of Regulation S-X in assessing whether you should disclose the domestic and foreign components of your income (loss) before income taxes.

Response
In considering the guidance, we determined that the foreign component of income (loss) before income taxes did not warrant separate disclosure as it is less than the five percent of total income (loss) before income taxes threshold stated in the note to Rule 4-08(h)(1) of Regulation S-X. We will continue to evaluate the foreign components of our income (loss), and to the extent that the amount should become significant, we will provide the required disclosure of the components of income (loss) as domestic or foreign in future filings.

7.
You disclose on page F-30 that you currently intend to reinvest unremitted earnings of your international subsidiary in the local international jurisdiction and have not provided for U.S. Federal income taxes on unremitted earnings.

•Please revise future filings to provide the applicable disclosures required by FASB ASC 740-30-50-2.

Response
We respectfully acknowledge the Staff's comment and advise the Staff that our cumulative unremitted earnings as of December 31, 2014 was approximately $0.6 million, and therefore not material to the Company's financial statements and therefore did not warrant further disclosure under FASB ASC 740-30-50-2. We will continue to evaluate our unremitted earnings, and to the extent that the amount should become significant, we will provide the required disclosure in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2015
Item 1. Financial Statements
Revenue Recognition, page 7

8.	You disclose that with the assistance of outside accounting and legal professionals you conducted a review of certain revenues recognized in 2014.

Mr. Brian Cascio
September 23, 2015

•	Please describe to us the circumstances leading to the review of prior year revenues.

•	Also, describe the results of the review and any changes to your revenue practices or internal controls resulting from the review.

•	In addition, clarify for us what you mean when you indicate in your second quarter earnings call that you did not find any material errors.

Response
As described in greater detail below, in the second quarter of 2015 Company senior management became aware of potential errors in the Company's accounting for certain aspects of two separate 2014 customer transactions. The Company reviewed and evaluated these matters with the assistance of outside professionals and the errors identified were determined to be not material, individually or in the aggregate, with respect to applicable financial statements.

The first potential error came to senior management’s attention when the Company’s drug delivery product team informed the Company’s Chief Financial Officer that, in connection with regulatory labeling changes, certain product was being returned by an OEM customer and replaced by the Company at no cost to the customer. Following review of the arrangements related to this transaction, Company senior management determined that the Company had made an error in its prior accounting by failing to identify that the revenue associated with a certain portion of product shipped to the customer in the third quarter of 2014 should not have been recognized in such quarter, but rather should have been deferred until a certain labeling contingency under relevant contractual arrangements had been resolved.

The second potential error came to senior management’s attention when Company senior management became aware of a 2014 arrangement with a distributor pursuant to which the Company provided certain credits to accounts receivable from such distributor in exchange for the distributor implementing certain marketing programs during 2014 with respect to the Company’s products. After review of this arrangement, Company senior management determined that the Company had made an error in its accounting in that these credits against outstanding receivable balances, which were recorded as marketing expenses in 2014, should have been treated as reductions in revenue.

The two errors collectively represented less than 0.5% of revenue for the year ended December 31, 2014, and less than 1% of revenue for each quarterly period contained herein.

Following consideration of the above matters, Company senior management, in consultation with the Audit Committee of the Company's Board of Directors, determined to conduct a wider review of 2014 transactions with distributors to assess whether other, comparable errors existed. Working with outside professionals, the Company reviewed 2014 transactions with the Company’s other significant distributors and no errors with respect to accounting for revenue recognition were identified. Out of an abundance of thoroughness, the Company also performed analyses of distributor transaction data for 2013 and the first two quarters of 2015, and likewise did not identify any further errors in accounting for revenue recognition.

Accordingly, the only revenue recognition errors identified by the Company in the course of its review of past transactions were the errors described in the second and third paragraphs above. The Company performed quantitative and qualitative assessments of the materiality of the errors discussed above in accordance with Staff Accounting Bulletin No. 99 (Materiality), Staff Accounting Bulletin No. 108 (Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), and Accounting Standards Codification 250 (Accounting Changes and Error Corrections). Based on those assessments, the Company concluded that the errors were not, individually or in the aggregate, material to its prior period financial statements, and that adjustments to correct such errors were not material to applicable financial statements. In addition, the Company's independent registered public accounting firm reviewed its analysis and concurred with the Company's conclusions.

Mr. Brian Cascio
September 23, 2015

Lastly, in connection with the process described above, the Company reviewed applicable internal controls after consideration of the standards set forth in Auditing Standard No. 5 (An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements). While the Company determined its controls to be effective, it identified that certain significant deficiencies existed in its internal controls with respect to the assessment and documentation of its accounting conclusions related to transactions such as those described in the second and third paragraphs above. The Company concluded, however, that such deficiencies did not result individually or in the aggregate in a material weakness. As a result of this review, the Company has enhanced its controls over the assessment and documentation of its accounting conclusions. The Company does not believe these enhancements to have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (978) 600-7759. Thank you for your assistance.

Sincerely,

/s/ Michael L. Levitz
Michael L. Levitz
Chief Financial Officer (Principal Financial and Accounting Officer)